UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ObsEva SA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

H5861P103
(CUSIP number)

26 January 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5861P103	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ares Trading S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,087,303 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,087,303 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,087,303 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)   The record holder of the 2,087,303 common shares covered by this Schedule 13G is Ares Trading S.A.

Ares Trading S.A. is a wholly owned subsidiary of Merck Serono S.A.

Merck Serono S.A. is a wholly owned subsidiary of Merck KGaA.

Merck KGaA is a publicly traded company (Frankfurt Stock Exchange, DAX 30).

Merck Serono S.A. and Merck KGaA may be deemed to possess sole voting and dispositive power with respect to the 2,087,303 common shares held of record by Ares Trading S.A.

(2)   This percentage is based upon 35,086,470 shares of Common Stock outstanding, calculated by adding (a) the 29,631,262 shares of Common Stock, par value $0.001 per share, as set forth in item (ii) of Schedule 3(e) exhibit 99.1 to the Issuer’s report on Form 6-K, furnished with the Securities and Exchange Commission on October 11, 2017; plus (b) the 5,140,625 common shares that were issued in connection with a private offering announced by the Issuer on October 9, 2017 (the “Secondary Offering”) as reported in the Issuer’s Report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2017, plus (c) 314,583 of the 2,359, 375 prepaid warrants that were issued in the Secondary Offering, it being noted that, to the reporting persons’ knowledge (which knowledge the reporting persons have by virtue of the report on Schedule 13D of Sofinnova Venture Partners VIII, L.P. (“SVP III”) furnished with the Securities and Exchange Commission on October 13, 2017), only 314,583 of the prepaid warrants have been issued to date. As the reporting persons do not know whether any of the outstanding prepaid warrants issued to persons other than SVP III have been exercised, the common shares issuable upon exercise of such warrants are not deemed to be outstanding for the purpose of computing the percentage of the class owned by the reporting persons, per Rule 13d-3(d)(1)(i).

CUSIP No. H5861P103	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merck Serono S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,087,303 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,087,303 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,087,303 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)   The record holder of the 2,087,303 common shares covered by this Schedule 13G is Ares Trading S.A.

Ares Trading S.A. is a wholly owned subsidiary of Merck Serono S.A.

Merck Serono S.A. is a wholly owned subsidiary of Merck KGaA.

Merck KGaA is a publicly traded company.

Merck Serono S.A. and Merck KGaA may be deemed to possess sole voting and dispositive power with respect to the 2,087,303 common shares held of record by Ares Trading S.A.

(2)   This percentage is based upon 35,086,470 shares of Common Stock outstanding, calculated by adding (a) the 29,631,262 shares of Common Stock, par value $0.001 per share, as set forth in item (ii) of Schedule 3(e) exhibit 99.1 to the Issuer’s report on Form 6-K, furnished with the Securities and Exchange Commission on October 11, 2017; plus (b) the 5,140,625 common shares that were issued in connection with a private offering announced by the Issuer on October 9, 2017 (the “Secondary Offering”) as reported in the Issuer’s Report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2017, plus (c) 314,583 of the 2,359, 375 prepaid warrants that were issued in the Secondary Offering, it being noted that, to the reporting persons’ knowledge (which knowledge the reporting persons have by virtue of the report on Schedule 13D of Sofinnova Venture Partners VIII, L.P. (“SVP III”) furnished with the Securities and Exchange Commission on October 13, 2017), only 314,583 of the prepaid warrants have been issued to date. As the reporting persons do not know whether any of the outstanding prepaid warrants issued to persons other than SVP III have been exercised, the common shares issuable upon exercise of such warrants are not deemed to be outstanding for the purpose of computing the percentage of the class owned by the reporting persons, per Rule 13d-3(d)(1)(i).

CUSIP No. H5861P103	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merck KGaA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,087,303 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,087,303 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,087,303 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)   The record holder of the 2,087,303 common shares covered by this Schedule 13G is Ares Trading S.A.

Ares Trading S.A. is a wholly owned subsidiary of Merck Serono S.A.

Merck Serono S.A. is a wholly owned subsidiary of Merck KGaA.

Merck KGaA is a publicly listed company.

Merck Serono S.A. and Merck KGaA may be deemed to possess sole voting and dispositive power with respect to the 2,087,303 common shares held of record by Ares Trading S.A.

(2)   This percentage is based upon 35,086,470 shares of Common Stock outstanding, calculated by adding (a) the 29,631,262 shares of Common Stock, par value $0.001 per share, as set forth in item (ii) of Schedule 3(e) exhibit 99.1 to the Issuer’s report on Form 6-K, furnished with the Securities and Exchange Commission on October 11, 2017; plus (b) the 5,140,625 common shares that were issued in connection with a private offering announced by the Issuer on October 9, 2017 (the “Secondary Offering”) as reported in the Issuer’s Report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2017, plus (c) 314,583 of the 2,359, 375 prepaid warrants that were issued in the Secondary Offering, it being noted that, to the reporting persons’ knowledge (which knowledge the reporting persons have by virtue of the report on Schedule 13D of Sofinnova Venture Partners VIII, L.P. (“SVP III”) furnished with the Securities and Exchange Commission on October 13, 2017), only 314,583 of the prepaid warrants have been issued to date. As the reporting persons do not know whether any of the outstanding prepaid warrants issued to persons other than SVP III have been exercised, the common shares issuable upon exercise of such warrants are not deemed to be outstanding for the purpose of computing the percentage of the class owned by the reporting persons, per Rule 13d-3(d)(1)(i).

CUSIP No. H5861P103	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer ObsEva SA (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices Chemin des Aulx, 12 1228 Plan-les-Ouates Geneva, Switzerland

Item 2.

(a)

Names of Persons Filing

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

Ares Trading S.A.

Merck Serono S.A.

Merck KGaA

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

(b)

Address of the Principal Office or, if none, residence
Ares Trading S.A.: Zone Industrielle de l’Ouriettaz, 1170 Aubonne, Switzerland.

Merck Serono S.A.: Zone Industrielle , 1267 Coinsins, Switzerland.

Merck KGaA: Frankfurter Strasse 250, 64293 Darmstadt, Germany.

(c)	Citizenship The Reporting Persons Ares Trading SA and Merck Serono SA are organized in Switzerland. The Reporting Person Merck KGaA is organized in Germanyx.

(d)	Title of Class of Securities Common Stock, par value $0.001 per share.

(e)	CUSIP Number H5861P103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. H5861P103	13G	Page 6 of 8 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,087,303 (1)

(b)	Percent of class: 5.9% (2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 2,087,303 (1).

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 2,087,303 (1).

	(iv)	Shared power to dispose or to direct the disposition of: 0.

Notes:

(1)	The record holder of the 2,087,303 common shares covered by this Schedule 13G is Ares Trading S.A.

Ares Trading S.A. is a wholly owned subsidiary of Merck Serono S.A.

Merck Serono S.A. is a wholly owned subsidiary of Merck KGaA.

Merck KGaA is a publicly listed company [Frankfurt Stock Exchange, DAX 30].

Merck Serono S.A. and Merck KGaA may be deemed to possess sole voting and dispositive power with respect to the 2,087,303 common shares held of record by Ares Trading S.A.

(2)	This percentage is based upon 35,086,470 shares of Common Stock outstanding, calculated by adding (a) the 29,631,262 shares of Common Stock, par value $0.001 per share, as set forth in item (ii) of Schedule 3(e) exhibit 99.1 to the Issuer’s report on Form 6-K, furnished with the Securities and Exchange Commission on October 11, 2017; plus (b) the 5,140,625 common shares that were issued in connection with a private offering announced by the Issuer on October 9, 2017 (the “Secondary Offering”) as reported in the Issuer’s Report on Form 6-K furnished with the Securities and Exchange Commission on October 11, 2017, plus (c) 314,583 of the 2,359, 375 prepaid warrants that were issued in the Secondary Offering, it being noted that, to the reporting persons’ knowledge (which knowledge the reporting persons have by virtue of the report on Schedule 13D of Sofinnova Venture Partners VIII, L.P. (“SVP III”) furnished with the Securities and Exchange Commission on October 13, 2017), only 314,583 of the prepaid warrants have been issued to date. As the reporting persons do not know whether any of the outstanding prepaid warrants issued to persons other than SVP III have been exercised, the common shares issuable upon exercise of such warrants are not deemed to be outstanding for the purpose of computing the percentage of the class owned by the reporting persons, per Rule 13d-3(d)(1)(i).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP No. H5861P103	13G	Page 7 of 8 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. H5861P103	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26th, 2017		October 26th, 2017

ARES TRADING S.A.		ARES TRADING S.A.

By:	/s/ Luigia Bocola	By:	/s/ Cedric Hyde
Name:	Luigia Bocola	Name:	Cedric Hyde
Title:	Finance Manager / Authorized Representative	Title:	CFO / Authorized Representative

October 26th, 2017		October 26th, 2017

MERCK SERONO S.A.		MERCK SERONO S.A.

By:	/s/ Luigia Bocola	By:	/s/ Cedric Hyde
Name:	Luigia Bocola	Name:	Cedric Hyde
Title:	Finance Manager / Authorized Representative	Title:	CFO / Authorized Representative

October 26th, 2017		October 26th, 2017

MERCK KGaA		MERCK KGaA

By:	/s/ Tim Nielsen	By:	/s/ Marco Rau
Name:	Tim Nielsen	Name:	Dr. Marco Rau, LL.M.
Title:	Head of Capital Markets	Title:	Head of Legal Team Strategy and Transformation

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13G, dated October 26th, 2017.